Forbes Medi-Tech Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

November 14, 2002

Forbes Medi-Tech Inc.

(Commission File No. 0-30076)

200-750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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<EDGAR Document Name>

<Delivery Date>

<EDGAR Document Number>

Exhibit Index

Exhibit No.

Description

1.

Press Release –11/14/02

November 14, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: November 14, 2002

By:

/s/ Charles A. Butt

Charles A. Butt

President & CEO

Forbes Medi-Tech Inc.

“Developing Nutraceuticals & Pharmaceuticals from Nature”

For Immediate Release

News Release

Forbes Medi-Tech’s Cholesterol-Lowering Oil Featured in

Presentation at American Heart Association Conference

Vancouver, British Columbia –November 14, 2002 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that the results of its latest designer cooking oil clinical trial will be presented at the American Heart Association’s (AHA) Scientific Sessions 2002 conference in Chicago, IL on November 18, 2002. The clinical trial completed earlier this year at McGill University was shown to help participants lose weight and lower their cholesterol levels.

“This conference is a good opportunity to demonstrate the significance of Forbes’ designer cooking oil,” said Jerzy Zawistowski, Vice President, Functional Foods & Nutraceuticals, Forbes Medi-Tech Inc. “Having the AHA accept the study abstract for presentation at this conference is a boost to the credibility of the designer oil study and its results”, said Zawistowski.

In a clinical study announced in May 2002, 24 healthy men on a controlled diet incorporating Forbes’ “designer oil” showed a statistically significant decrease in total body weight tissue in 28 days.  Study participants who received olive oil in their diet (control group) did not demonstrate any changes in body compartment volumes. In addition, participants who consumed designer oil showed a decrease of Low Density Lipoprotein  (LDL) cholesterol concentrations. The Statistical results will be presented at the conference in Chicago.

About the American Heart Association

The American Heart Association is a national voluntary health agency whose mission is to reduce disability and death from cardiovascular diseases and stroke. The American Heart Association and its affiliates support research activities broadly related to cardiovascular function and diseases, stroke, basic science, clinical, bioengineering/biotechnology and public health problems. The American Heart Association's Scientific Sessions is the world's largest convention for scientists and healthcare professionals devoted to the science of cardiovascular disease and stroke. Over 25,000 people attended the 2001 conference.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

For more information, please contact:

Darren Seed

Manager, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward-looking terminology, such as, "will", “to”, “can” or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, research and development risks, including the fact that further research and clinical trials are needed for designer oil which may not proceed or if they do, may not duplicate results of previous trials or otherwise demonstrate anticipated results; the fact that presentations and conferences may not proceed as currently scheduled; and intellectual property risks.  See the Company's reports filed with the Toronto Stock Exchange, the B.C. and Ontario Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying other important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this press release.